UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2, 2016

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	2 March 2016

Release Number	7/16

SAMARCO – AGREEMENT REACHED WITH BRAZILIAN AUTHORITIES

Samarco Mineracao S.A (Samarco) and its two shareholders, Vale S.A (Vale) and BHP Billiton Brasil LTDA (BHPB Brasil), have entered into an agreement with the Federal Attorney General of Brazil, the States of Espirito Santo and Minas Gerais and certain other public authorities (Brazilian Authorities) for the restoration of the environment and communities affected by the Samarco dam failure on 5 November 2015.

The Agreement provides a long-term remedial and compensation framework for responding to the impact of the Samarco tragedy.

Samarco, Vale and BHP Billiton Brasil will establish a Foundation that will develop and execute environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure.

There are two broad types of programs included in the Agreement:

•	Reparatory Programs to restore the environment, local communities and the social condition of the affected areas; and

•	Compensatory Programs to provide compensation where remediation is not possible, and to provide compensation on a goodwill basis for certain special projects which go beyond strict make-good and compensation (for example, improvements to sewage systems and landfill management in the river basin).

The Foundation will be governed by a seven member Board, with Samarco, BHP Billiton Brasil, and Vale each appointing two members and the Brazilian Authorities appointing one member. The Foundation will be assisted in its work by an advisory panel that will include technical experts, regulators and community representatives.

The Foundation will submit remediation and compensation programs for approval to a Council consisting of representatives of the Brazilian Authorities. The Foundation’s activities will be subject to independent external audit.

The term of the Agreement is 15 years, renewable for periods of one year successively until all obligations under the Agreement have been performed.

Samarco will fund the Foundation with contributions as follows (calendar years):

•	BRL2 billion (approximately US$500 million) in 2016, less the amount of funds already spent on, or allocated to, remediation and compensation activity [1],
•	BRL1.2 billion (approximately US$300 million) in 2017, and
•	BRL1.2 billion (approximately US$300 million) in 2018.

The amount of annual contributions for each of the years 2019, 2020 and 2021 will vary between a minimum of BRL800 million (approximately US$200 million) and a maximum of BRL1.6 billion (approximately US$400 million), depending on the remediation and compensation projects which are to be undertaken in the particular year.

To the extent Samarco does not meet its funding obligations, each of Vale and BHP Billiton Brasil is liable in proportion to its 50 per cent shareholding in Samarco.

Samarco will continue to conduct and fund the humanitarian and environmental recovery and remediation work until the Foundation is operational, which is likely to be in the next few months.

The Agreement is subject to Court approval. If approved, the Agreement will settle the civil public claim commenced on 30 November 2015 by the Brazilian Authorities against Samarco, Vale and BHP Billiton Brasil which sought the establishment of a fund of up to BRL20 billion in aggregate for clean-up costs and damages relating to the dam failure.

BHP Billiton Chief Executive Officer, Andrew Mackenzie said: “This Agreement is an important step forward in supporting the long-term recovery of the communities and environment affected by the Samarco dam failure. It provides a platform for the parties to work together to support the remediation of affected areas.

“This agreement demonstrates our commitment to repairing the damage caused and to contributing to a lasting improvement in the Rio Doce.”

Further information on BHP Billiton can be found at: bhpbilliton.com

[1]	For example amounts already paid by Samarco, or held in Court or frozen accounts.

Media Relations	Investor Relations

Australia and Asia	Australia and Asia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Email: Emily.Perry@bhpbilliton.com	Email: Tara.Dines@bhpbilliton.com

Eleanor Colonico	Andrew Gunn
Tel: +61 3 9609 2360 Mobile +61 407 064 748	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
Email: Eleanor.Colonico@bhpbilliton.com	Email: Andrew.Gunn@bhpbilliton.com

Paul Hitchins	United Kingdom and South Africa
Tel: +61 3 9609 2592 Mobile +61 419 315 001 Email: Paul.Hitchins@bhpbilliton.com	Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and South Africa	Email: Jonathan.H.Price@bhpbilliton.com

Ruban Yogarajah	Americas
Tel: +44 207 802 4033 Mobile +44 7827 082 022 Email: Ruban.Yogarajah@bhpbilliton.com	James Wear
Tel: +1 212 310 1421 Mobile: +61 429 124 209
Jennifer White	Email: James.Wear@bhpbilliton.com
Tel: +44 207 802 7462 Mobile +44 7827 253 764 Email: Jennifer.White@bhpbilliton.com	Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
North America	Email: Joseph.Suarez@bhpbilliton.com

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
Email: Jaryl.Strong@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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This release was made outside the hours of operation of the ASX market announcements office

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	March 2, 2016	By:	/s/ Margaret Taylor
		Name:	Margaret Taylor
		Title:	Company Secretary